Exhibit 99.2

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

12 March 2018

IMMUTEP RAISES A$6.85M THROUGH INSTITUTIONAL PLACEMENT

•	A$6.85m raised through share institutional placement to drive immuno-oncology development programs

•	Placement of new ordinary shares to leading Australian healthcare institutional investors Platinum Asset Management and Australian Ethical Investment, U.S. healthcare institutional investor Ridgeback Capital Investments and former Immutep Chairman, Lucy Turnbull AO.

•	Share Purchase Plan (SPP) for certain eligible existing shareholders to follow

SYDNEY, AUSTRALIA—Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or the “Company“), announces a successful capital raise involving the placement of 326,192,381 new fully paid ordinary shares in the Company (“New Shares”) to Australian institutional investors, Platinum Investment Management Limited (trading as Platinum Asset Management) and Australian Ethical Investment Limited, former Immutep Chairman, Lucy Turnbull AO and U.S. healthcare institutional investors, including Ridgeback Capital Investments at an issue price of A$0.021 per New Share (representing a 9% discount to the volume weighted average price (“VWAP“) of the Company’s ordinary shares as traded on ASX over the 15 days up to and including 9 March 2018) (“Placement”), raising a total of A$6,850,040 before transaction-related expenses.

The New Shares to be issued under the Placement will be issued under the Company’s available placement capacity under ASX Listing Rule 7.1 & 7.1A.

The proceeds from the Placement will be used to support Immutep’s ongoing and planned immuno-oncology (“IO“) clinical development programs, its pre-clinical program in autoimmune disease and for general working capital purposes.

“It’s great to have the participation of leading Australian healthcare institutional investors, Platinum and Australian Ethical in the capital raising and we are pleased to welcome them to our share register. We are also encouraged by the continued support of our former Chairman, Lucy Turnbull and existing shareholder, Ridgeback Capital Investments,” said Immutep CEO, Marc Voigt. “The capital raising will help support our new combinatory IO-IO clinical trial, which we also announced earlier today, of efti in additional indications.”

The New Shares to be issued under the Placement are expected to be issued on or around 14 March 2018 and will rank parri passu with the Company’s existing fully paid ordinary shares on issue as at their date of issue.

Share purchase plan

Following completion of the Placement, Immutep intends to extend an opportunity to eligible shareholders of Immutep with a registered address in Australia or New Zealand (each a “Eligible Shareholder”) to subscribe for new fully paid ordinary shares (“Shares”) in Immutep by way of a non-underwritten share purchase plan (“SPP”) to raise up to A$10m. Under the SPP, each Eligible Shareholder who holds Shares at the record date of 7pm (AEST) on 9 March 2018 will be entitled to acquire up to A$15,000 worth of new Shares at the same price per Share as the price paid for the New Shares by sophisticated, professional and institutional investors under the Placement, without brokerage or transaction costs. The additional capital raised under the SPP will be used for the same purposes set out above in respect of the funds raised under the Placement.

Details of the terms and conditions of the SPP will be communicated to Eligible Shareholders as soon as possible.

Shareholder approval is not required for the issue of Shares under the SPP.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune diseases. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Eftilagimod alpha, alone or in combination with other therapeutics, has completed early Phase II trials as an APC activator boosting T cell responses for cancer chemo-immunotherapy. Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the U.S.

For further information please visit www.immutep.com or contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com